Exhibit 99.9

KPMG LLP Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I 1959 Upper Water Street Halifax NS B3J 3N2 Canada	Telephone (902) 492-6000 Telefax (902) 492-1307 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F/A of:

  our auditors' report dated March 24, 2009, except as to note 22(i) which is as of March 31, 2009 and note 2 which is as of August 12, 2009, on the consolidated balance sheets of Gammon Gold Inc. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2008 our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 24, 2009 except as to the following notes to the consolidated financial statements: note 22(i), which is as of March 31, 2009 and note 2, which is as of August 12, 2009 our auditors' report on reconciliation to United States GAAP dated March 24, 2009 except as to the following notes to the consolidated financial statements: note 22(i), which is as of March 31, 2009 and note 2, which is as of August 12, 2009 our report of Independent Registered Public Accounting Firm dated March 24, 2009, except as to paragraphs 3 through 4 of the accompanying restated Management’s Report on Internal Control over Financial Reporting which are as of August 12, 2009 each of which is contained in this annual report on Form 40-F/A of the Company for the year ended December 31, 2008.

Our comments by auditors for US readers on Canada-US reporting differences states that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2009, except as to note 22(i) which is as of March 31, 2009 and note 2 which is as of August 12, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Our report dated March 24, 2009, except as to paragraphs 3 through 4 of Management’s Report on Internal Control over Financial Reporting in 40-F/A, which are as of August 12, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2008 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective monitoring controls and processes over the foreign currency translation of selected accounts or the recognition of net realizable value adjustments on inventory balances on the adoption of CICA Handbook section 3031.

As discussed in Note 2 to the consolidated financial statements, the December 31, 2008 consolidated financial statements have been restated.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada

March 24, 2009 except as to the following notes to the consolidated financial statements: note 22(i), which is as of March 31, 2009 and note 2, which is as of August 12, 2009